Hacker Noon

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Alpine Checking 4107	215.61
Alpine Saving 4120	23,102.99
WF Checking 9619	-4,401.87
WF Saving 9087	-15.00
Total Bank Accounts	**$18,901.73**
Accounts Receivable	
Accounts Receivable (A/R)	210,049.38
Total Accounts Receivable	**$210,049.38**
Other Current Assets	
Clearing Account	0.00
Credit Card Receivables	0.00
Inventory Asset	2,380.56
Parent Category	-130,000.00
Uncategorized Asset	0.00
Undeposited Funds	406,049.30
Total Other Current Assets	**$278,429.86**
Total Current Assets	**$507,380.97**
TOTAL ASSETS	**$507,380.97**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex	-51,522.46
Ramp Card	-22,496.70
Total Credit Cards	**$ -74,019.16**
Total Current Liabilities	**$ -74,019.16**
Total Liabilities	**$ -74,019.16**
Equity	
APIC	2,417,095.21
Crowdfunding	0.00
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-1,422,691.75
Strategic Investment	224,993.41
Net Income	-637,996.74
Total Equity	**$581,400.13**
TOTAL LIABILITIES AND EQUITY	**$507,380.97**